UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

SWK HOLDINGS CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

78501P203

(CUSIP Number)

Marcus Pennington

Carlson Capital, L.P.

2100 McKinney Avenue

Dallas, TX 75201

(214) 932-9600

with a copy to:

Richard J. Birns, Esq.

William B. Sorabella, Esq.

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166

(212) 351-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 7, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78501P203	Page 2 of 9

1.	Names of Reporting Persons Double Black Diamond Offshore Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,493,088 Shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,493,088 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,493,088 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 66.3%*
14.	Type of Reporting Person (See Instructions) CO

*

The calculation is based on an aggregate number of 12,809,438 Shares outstanding as of November 8, 2021, as reported in the Issuer’s quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2021, filed with the SEC on November 12, 2021.

CUSIP No. 78501P203	Page 3 of 9

1.	Names of Reporting Persons Black Diamond Offshore Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 600,678 Shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 600,678 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 600,678 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7%*
14.	Type of Reporting Person (See Instructions) CO

*

The calculation is based on an aggregate number of 12,809,438 Shares outstanding as of November 8, 2021, as reported in the Issuer’s quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2021, filed with the SEC on November 12, 2021.

CUSIP No. 78501P203	Page 4 of 9

1.	Names of Reporting Persons Carlson Capital, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,093,766 Shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,093,766 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,093,766 Shares (includes warrant to purchase 100,000 Shares)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 71.0%*
14.	Type of Reporting Person (See Instructions) PN; IA

*

The calculation is based on an aggregate number of 12,809,438 Shares outstanding as of November 8, 2021, as reported in the Issuer’s quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2021, filed with the SEC on November 12, 2021.

CUSIP No. 78501P203	Page 5 of 9

1.	Names of Reporting Persons Asgard Investment Corp. II
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,093,766 Shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,093,766 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,093,766 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 71.0%*
14.	Type of Reporting Person (See Instructions) CO

*

The calculation is based on an aggregate number of 12,809,438 Shares outstanding as of November 8, 2021, as reported in the Issuer’s quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2021, filed with the SEC on November 12, 2021.

CUSIP No. 78501P203	Page 6 of 9

1.	Names of Reporting Persons Asgard Investment Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,093,766 Shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,093,766 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,093,766 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 71.0%*
14.	Type of Reporting Person (See Instructions) CO

*

The calculation is based on an aggregate number of 12,809,438 Shares outstanding as of November 8, 2021, as reported in the Issuer’s quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2021, filed with the SEC on November 12, 2021.

CUSIP No. 78501P203	Page 7 of 9

1.	Names of Reporting Persons Clint D. Carlson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,093,766 Shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,093,766 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,093,766 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 71.0%*
14.	Type of Reporting Person (See Instructions) IN

*

The calculation is based on an aggregate number of 12,809,438 Shares outstanding as of November 8, 2021, as reported in the Issuer’s quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2021, filed with the SEC on November 12, 2021.

CUSIP No. 78501P203	Page 8 of 9

Explanatory Note

This Amendment No. 15 (“Amendment No. 15”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 4, 2009 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on November 25, 2009 (“Amendment No. 1”), and as further amended by Amendment No. 2 to the Original Schedule 13D filed with the SEC on March 1, 2012 (“Amendment No. 2”), and as further amended by Amendment No. 3 to the Original Schedule 13D filed with the SEC on September 9, 2013 (“Amendment No. 3”), and as further amended by Amendment No. 4 to the Original Schedule 13D filed with the SEC on May 16, 2014 (“Amendment No. 4”), and as further amended by Amendment No. 5 to the Original Scheduled 13D filed with the SEC on June 23, 2014 (“Amendment No. 5”), and as further amended by Amendment No. 6 to the Original Schedule 13D filed with the SEC on July 16, 2014 (“Amendment No. 6”), and as further amended by Amendment No. 7 to the Original Schedule 13D filed with the SEC on August 19, 2014 (“Amendment No. 7”), and as further amended by Amendment No. 8 to the Original Schedule 13D filed with the SEC on December 8, 2014 (“Amendment No. 8”), and as further amended by Amendment No. 9 to the Original Schedule 13D filed with the SEC on March 30, 2018 (“Amendment No. 9), and as further amended by Amendment No. 10 to the Original Schedule 13D filed with the SEC on April 6, 2021 (“Amendment No. 10”), and as further amended by Amendment No. 11 to the Original Schedule 13D filed with the SEC on May 18, 2021 (“Amendment No. 11”), and as further amended by Amendment No. 12 to the Original Schedule 13D filed with the SEC on November 12, 2021 (“Amendment No. 12”), and as further amended by Amendment No. 13 to the Original Schedule 13D filed with the SEC on November 23, 2021 (“Amendment No. 13”) and as further amended by Amendment No. 14 to the Original Schedule 13D filed with the SEC on December 28, 2021 (“Amendment No. 14,” and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14 and this Amendment No. 15, the “Schedule 13D”), with respect to the shares of common stock (“Shares”), par value $0.001 per share, of SWK Holdings Corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 15 have the meanings set forth in the Schedule 13D. This Amendment No. 15 amends Items 4, 5 and 6 as set forth below.

Item 4. Purpose of Transaction

The information previously provided in response to Item 4 is hereby amended and supplemented by adding the following information:

As previously disclosed, on November 23, 2021, Carlson Capital delivered a letter (the “November 23 Letter”) to the members of the board of directors of the Issuer, pursuant to which Carlson Capital has proposed to acquire all issued and outstanding shares of the Issuer not already owned by Carlson Capital (the “Proposed Transaction”) for a price of $19.00 per share, payable in cash. The foregoing summary of the November 23 Letter is qualified in its entirety by reference to the full text of the November 23 Letter, a copy of which was attached to Amendment No. 13 as Exhibit 20. Also as previously disclosed, on December 27, 2021, Carlson Capital delivered to the members of the Special Committee of the Board of Directors of the Issuer (the “Special Committee”) updated terms of the Proposed Transaction (the “December 27 Proposal”), pursuant to which Carlson Capital has proposed to acquire all issued and outstanding shares of the Issuer not already owned by Carlson Capital for a price of $20.20 per share, payable in cash, subject to the same qualifications as previously communicated and set forth in the November 23 Letter.

Following delivery of the December 27 Proposal, Carlson Capital has engaged in discussions with the Special Committee regarding the terms of the Proposed Transaction. Following these discussions, on January 5, 2022, the Issuer announced that the Special Committee concluded that it would not be able to reach an agreement with Carlson Capital with respect to the Proposed Transaction and the Special Committee determined that it would dissolve. As a result, the conditions for the Proposed Transaction cannot be satisfied. In addition, following this announcement, on January 7, 2022, the Issuer announced that four directors of the Issuer have delivered their respective resignations as directors of the Issuer following the conclusion of the Special Committee’s review of the Proposed Transaction and the remaining directors of the Issuer intended to identify and appoint additional directors as expeditiously as practicable. Following the Issuer’s announcements on January 5, 2022 and January 7, 2022, Carlson Capital intends to engage in discussions with the Issuer regarding the appointment and/or election of additional directors, which may include directors to be identified by Carlson Capital.

At the time of the filing of this Amendment No. 15, except as disclosed in this Schedule 13D, the Reporting Persons have no present plans in their capacity as stockholders which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any change in the board of directors or management of the Issuer or any of its subsidiaries, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuer’s business or corporate structure, (vi) changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association, (viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (ix) any action similar to any of those described above (collectively, “clauses (i) through (ix)”). However, the Reporting Persons may, from time to time, engage in discussions, whether initiated by the Reporting Persons or another party, concerning proposals for transactions or other arrangements that may relate to or, if consummated, result in an event described in clauses (i) through (ix). The Reporting Persons may review and evaluate their investments in the Issuer at any time, whether in light of the discussions described in the immediately preceding sentence or otherwise, which may give rise to plans or proposals in addition to or in lieu of the Proposed Transaction that, if consummated, would result in one or more of the events described in clauses (i) through (ix).

CUSIP No. 78501P203	Page 9 of 9

Item 5. Interest in Securities of the Issuer

Paragraphs (a) and (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) As of the close of business on January 7, 2022, the Reporting Persons beneficially owned an aggregate of 9,093,766 Shares, constituting approximately 71.0% of the Shares outstanding. The aggregate percentages of Shares reported in this Amendment No. 15 are based upon an aggregate number of 12,809,438 Shares outstanding as of November 8, 2021, as reported in the Issuer’s quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2021, filed with the SEC on November 12, 2021.

(c) No transactions were effected by the Reporting Persons in the Shares since the filing of Amendment No. 14.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information previously provided in response to Item 6 is hereby amended and supplemented by adding the following information: Item 4 of this Amendment No. 15 is hereby incorporated by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2022

DOUBLE BLACK DIAMOND OFFSHORE LTD.
By:	Carlson Capital, L.P., its investment manager
By:	Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

BLACK DIAMOND OFFSHORE LTD.
By:	Carlson Capital, L.P., its investment manager
By:	Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

CARLSON CAPITAL, L.P.
By:	Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

SIGNATURES

ASGARD INVESTMENT CORP. II

By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

ASGARD INVESTMENT CORP.

By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

/s/ Clint D. Carlson
Clint D. Carlson